

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

<u>Via E-Mail</u>
Patrick Donnelly
Vice President
HudBay Minerals, Inc.
25 York Street, Suite.800
Toronto, Ontario
M5J 2V5, Canada.

     Re: **HudBay Minerals, Inc.**
               Form 40-F for the Year Ended December 31, 2012
               Filed March 28, 2013
               File No. 001-34244

Dear Mr. Donnelly:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/Tia L. Jenkins

                             Tia L. Jenkins
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel, and Mining